EXHIBIT 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Salar, Incorporated	Maryland
Heartland Asia Limited	Mauritius
Transcend India Private Limited	India
Transcend MT Services Private Limited	India

All of the above listed entities are 100% directly or indirectly owned by Transcend Services, Inc